CONSENT

TO:	Fronteer Development Group Inc.

AND TO:	Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
(collectively, the “Commissions”)

AND TO:	The Toronto Stock Exchange (the “TSX”)

RE:	Technical Reports

Reference is made to the following technical reports (collectively, the “Technical Reports”): (i) the technical report entitled “The Exploration Activities of Fronteer Development Group Inc. on the Kirazli Gold Property, Canakkale Province, Republic of Turkey During the Period February to December 2005” dated March 10, 2006 as amended May 25, 2006 and as further amended May 25, 2006, which the undersigned prepared, together with G. Giroux, for Fronteer Development Group Inc. (the “Corporation”); and (ii) the technical report entitled “The Exploration Activities of Fronteer Development Group Inc. on the Agi Dagi Gold Property, Canakkale Province, Turkey From April 2004 to December 2005” dated March 10, 2006 as amended May 25, 2006 and as further amended May 25, 2006, which the undersigned prepared, together with G. Giroux, for the Corporation. The undersigned hereby consents to the filing of the Technical Reports with the Commissions and with the TSX, and to the written disclosure of the Technical Reports and the inclusion of extracts therefrom or summaries thereof, either directly or as incorporated by reference, in the final short form prospectus of the Corporation dated March 8, 2007 (the “Prospectus”).

The undersigned further confirms that the undersigned has read the Prospectus and that it fairly and accurately represents the information in the Technical Reports for which the undersigned was responsible for preparing or supervising. Further, the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Technical Reports or are within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Technical Reports.

DATED this 8th day of March, 2007.

Per: “Ian Cunningham Dunlop”
         Ian Cunningham Dunlop